Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

October 2, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Rhythm Pharmaceuticals, Inc.
Registration Statement, as amended on Form S-1 (File No. 333-220337)

Ladies and Gentlemen:

In accordance with and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of Rhythm Pharmaceuticals, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on October 4, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, please be advised that during the period from September 25, 2017 through the date hereof, approximately 2,550 copies of the preliminary prospectus, dated September 25, 2017, included in the above-referenced Registration Statement were distributed to prospective underwriters, institutions, dealers and others.

We were advised on January 15, 2016 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Each of the Representatives confirms on behalf of itself and the other participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

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Very truly yours,

MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
COWEN AND COMPANY, LLC

As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Kathy Bergsteinsson
Name: Kathy Bergsteinsson
Title: Managing Director

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard Diaz
Name: Richard Diaz
Title: Vice President

By: COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

[Signature Page to Representative Acceleration Request]